

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 035084

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2006 (MM/DD/YY) AND ENDING 03/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jackson Kohle & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

24351 Pasto Road, #B
(No. and Street)

Dana Point, California 92629
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mantyla, McReynolds
(Name – *if individual, state last, first, middle name*)

5872 South 900 East, Suite 250, Salt Lake City Utah 84121
(Address) (City) (State) (Zip Code)

PROCESSED
JUN 13 2007
THOMSON FINANCIAL



RECEIVED
MAY 30 2007

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JehuHand, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jackson, Kohle,& Co., as of March 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CEO

Title

Notary Public


KIMBERLY PETERSON
COMM. # 1725306
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
My Comm. Expires Mar. 10, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jackson, Kohle & Co.
[fka SoCal Securities]

FINANCIAL STATEMENTS

March 31, 2007

[INDEPENDENT AUDITORS' REPORT]

CRD # 017788

Jackson, Kohle & Co.
[fka SoCal Securities]

Table of Contents

*Mantyla*MCREYNOLDS LLC

The CPA. Never Underestimate The Value.™


RECEIVED
160

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Jackson, Kohle & Co. [fka SoCal Securities]
Dana Point, California

We have audited the accompanying Statement of Financial Condition of Jackson, Kohle & Co. [fka SoCal Securities] as of March 31, 2007, and the related statements of stockholders' equity/(deficit), operations, and cash flows for the year ended March 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jackson, Kohle & Co. [fka SoCal Securities] as of March 31, 2007, and the results of operations and cash flows for the year ended March 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that Jackson, Kohle & Co. [fka SoCal Securities] will continue as a going concern. As discussed in Note B to the financial statements, the Company has accumulated losses and has not had significant operations. This issue raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

Mantyla McReynolds, LLC

Mantyla McReynolds LLC

May 29, 2007
Salt Lake City, Utah

5872 South 900 East, Suite 250•Salt Lake City, Utah 84121•(801) 269-1818•Fax (801) 266-3481

Jackson, Kohle & Co.
[fka SoCal Securities]
Statement of Financial Condition
March 31, 2007

Cash and cash equivalents	$	6,517
Commission receivable		1,146
Employee advances		200
Note receivable - related party		1,084
Total Current Assets		8,947
Total Assets	$	8,947

Liabilities and Stockholders' Equity

Liabilities		
Current Liabilities		
Accounts payable	$	924
Franchise taxes payable		800
Total Current Liabilites		1,724
Total Liabilities		1,724
Stockholders' Equity		
Common Stock -- 100,000 shares authorized, no par value 10,000 shares issued and outstanding		-
Additional Paid in Capital		143,242
Accumulated deficit		(136,019)
Total Stockholders' Equity		7,223
Total Liabilities and Stockholders' Equity	$	8,947

See accompanying notes to financial statements

Jackson, Kohle & Co.
[fka SoCal Securities]
Statement of Operations
For the year ended March 31, 2007

Revenues		
Commissions	$	28,500
Investment advisory fees		5,879
Interest and Dividends		99
Total Revenue		34,478
Expenses		
Employee Compensation and benefits		72,231
Flooring brokerage, exchange, and clearance fees		34,456
Communications and data processing		360
Occupancy		319
Other expenses		9,452
Total General and Administration		116,818
Net (Loss) Before Taxes		(82,340)
Other Expense		
Provision for Income Taxes		800
Total Other Expense		800
Net (Loss)	$	(83,140)
Basic loss per share	$	(8.31)
Weighted average number of common shares outstanding		10,000

See accompanying notes to financial statements

Jackson, Kohle & Co.
[fka SoCal Securities]
Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2007

	Common Shares	Common Stock	Accumulated Deficit	Total Stockholder's Equity
Balance, March 31, 2007	10,000	$ 54,242	$ (40,329)	$ 13,913
Prior period adjustment			(12,550)	(12,550)
Addtional Paid In Capital		89,000		89,000
Net (Loss) for Year Ended 03/31/07			(83,140)	(83,140)
Balance, March 31, 2007	10,000	$ 143,242	$ (136,019)	$ 7,223

See accompanying notes to financial statements

Jackson, Kohle & Co.
[fka SoCal Securities]
Statement of Cash Flows
For the Year Ended March 31, 2007

Cash Flows From Investing Activities		
Increase (Decrease) in related party loan receivable		(1,084)
Net Cash From Investing Activities		(1,084)
Cash Flows From Financing Activities		
Proceeds from Additional Paid-in Capital		89,000
Net Cash From Financing Activities		89,000
Net Decrease in Cash		(6,598)
Beginning Cash Balance		13,115
Ending Cash Balance	$	6,517
Supplemental Disclosures		
Interest paid	$	-
Income taxes paid	$	14,430

See accompanying notes to financial statements

Jackson, Kohle & Co.
[fka SoCal Securities]
Notes to Financial Statements
March 31, 2007

NOTE A Summary of Significant Accounting Policies

Company Background

The Company is a Broker/Dealer offering investment services. The Company is registered as a Securities Broker/Dealer with the Securities and Exchange Commission [SEC] and the National Association of Securities Dealers [NASD]. The Company was originally incorporated under the laws of the State of California as Erlinger & Associates in April, 1985. They changed their name to Vista Financial Services Group and later to Eurocapital Partners, Inc. The Company changed its name to Stockdale Securities, then to SoCal Securities on April 14, 1999, and then to Jackson, Kohle & Co. on September 12, 2006. The Company does not carry customers' accounts or hold securities for the customers.

Cash and Equivalents

Cash is comprised of cash on deposit in the bank and all highly liquid investments with a maturity of three months or less when purchased. The Company has $6,517 as of March 31, 2007.

Income Taxes

The Company applies Statement of Financial Accounting Standard (SFAS) No. 109, "Accounting for Income Taxes," which requires the asset and liability method of accounting for income taxes. The asset and liability method requires that the current or deferred tax consequences of all events recognized in the financial statements are measured by applying the provisions of enacted tax laws to determine the amount of taxes payable or refundable currently or in future years. (See Note C below).

Net Loss Per Common Share

In accordance with Financial Accounting standards No. 128, "Earnings per Share", basic earnings per common share is computed using the weighted average number of common shares outstanding. Diluted earnings per share is computed using the weighted average number of common shares plus dilutive common share equivalents outstanding during the period using the treasury stock method. There were no common share equivalents outstanding during the year ended March 31, 2007.

Commissions Receivable / Revenue Recognition

Investment advisory fees and commissions are received quarterly but are recognized as earned on a pro rata basis over the term of the contract. Commissions receivable is periodically reviewed to determine whether the amounts are collectible. Commissions receivable are written off when they are determined to be uncollectible.

Jackson, Kohle & Co.
[fka SoCal Securities]
Notes to Financial Statements
March 31, 2007

NOTE A Summary of Significant Accounting Policies[continued]

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Impact of New Accounting Pronouncements

In February 2006, the FASB issued SFAS 155, "Accounting for Certain Hybrid Financial Instruments," which amends SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS 155 simplifies the accounting for certain derivatives embedded in other financial instruments by allowing them to be accounted for as a whole if the holder elects to account for the whole instrument on a fair value basis. SFAS 155 also clarifies and amends certain other provisions of SFAS 133 and SFAS 140. SFAS 155 is effective for all financial instruments acquired, issued or subject to a re-measurement event occurring in fiscal years beginning after September 15, 2006 and is therefore required to be adopted by the Company as of May 1, 2007. The Company does not anticipate the adoption of SFAS 155 will have any impact on its financial statements.

In March 2006, the FASB issued SFAS 156, "Accounting for Servicing of Financial Assets," an amendment of SFAS 140. This clarifies when to separately account for servicing rights, requires servicing rights to be separately recognized initially at fair value, and provides the option of subsequent accounting for servicing rights at either fair value or under the amortization method. The standard is effective for fiscal years beginning after September 15, 2006 but can be adopted early. The Company does not anticipate the adoption of SFAS 156 will have a material impact of its financial statements.

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is in the process of evaluating the impact that FIN 48 will have on its financial statements.

Jackson, Kohle & Co.
[fka SoCal Securities]
Notes to Financial Statements
March 31, 2007

NOTE A Summary of Significant Accounting Policies[continued]

Impact of New Accounting Pronouncements[continued]

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement addresses how to calculate fair value measurements required or permitted under other accounting pronouncements. Accordingly, this statement does not require any new fair value measurements. However, for some entities, the application of the statement will change current practice. SFAS No. 157 is effective for us beginning May 1, 2008. The Company is currently evaluating the impact of this standard.

In September 2006, the FASB issued SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements 87, 88, 106 and 132(R)" ("SFAS 158"). SFAS 158 requires an employer to recognize the over-funded or under-funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. SFAS 158 also requires the measurement of defined benefit plan assets and obligations as of the date of the employer's fiscal year-end statement of financial position (with limited exceptions). Management does not expect adoption of SFAS 158 to have a material impact on the Company's financial statements.

SFAS 159 – In February 2007, the FASB issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities,* including an amendment of FASB Statement No. 115" ("SFAS 159"). SFAS 159 creates a fair value option allowing an entity to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and financial liabilities, with changes in fair value recognized in earnings as they occur. SFAS 159 also requires an entity to report those financial assets and financial liabilities measured at fair value in a manner that separates those reported fair values from the carrying amounts of assets and liabilities measured using another measurement attribute on the face of the statement of financial position. Lastly, SFAS 159 requires an entity to provide information that would allow users to understand the effect on earnings of changes in the fair value on those instruments selected for the fair value election. SFAS 159 is effective for fiscal years beginning after November 15, 2007, with early adoption permitted. The Company is continuing to evaluate SFAS 159 and to assess the impact on its results of operations and financial condition.

Jackson, Kohle & Co.
[fka SoCal Securities]
Notes to Financial Statements
March 31, 2007

NOTE B GOING CONCERN

The Company's financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has limited sources of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through the sale of its securities through private placement.

NOTE C Accounting for Income Taxes

The provision (benefit) for income taxes consists of the following:

Federal income taxes	-
State minimum franchise taxes	800
	800

The provision for income/franchise taxes on the statement of operations represents the minimum franchise tax payable to the State of California. No other provision has been made in the financial statements for income taxes because the Company has accumulated losses from operations since inception. Any deferred tax benefit arising from the operating loss carried forward is offset entirely by a valuation allowance since it is currently not likely that the Company will be sufficiently profitable in the near future to take advantage of the losses.

Deferred Tax Asset	Balance	Tax	Rate
Federal loss carryforward (expires through 2026)	136,019	20,403	15.00%
State loss carryforward (expires through 2021)	115,395	10,201	8.84%
Valuation allowance		(30,604)	
Deferred tax asset		$ -	

The allowance has increase $19,750 from $10,854 as of March 31, 2006.

A reconciliation of the difference between the expected income tax expense or income computed at the statutory income tax rate (23.84%) and the Company's income tax expense is shown in the following table:

Expected provision (benefit) [taxes on income before taxes]	(19,630)
Change in valuation allowance	19,750
Effect of state minimum tax rate	(120)
Minimum state franchise tax	800
Total Actual provision (benefit)	800

NOTE D Reserve Requirements

The Company is exempt from the provisions of Rule 15c3-3 (per Paragraph K (2) (i)) under the Securities Exchange Act of 1934, as a broker or dealer which carries no customers' accounts and does not otherwise hold funds or securities of customers.

NOTE E Related Party Transaction

An officer and shareholder contributed capital to the Company totalling $89,000 during the year ended March 31, 2007.

The Company loaned a related party a total of $1,850 during the year. The amount is evidenced by a note which accrues interest of 13% per annum, is unsecured and past due as of May 1, 2007. The balance on the note as of March 31, 2007 was $1,084.

The Company advanced an employee $200 as of March 31, 2007.

NOTE F Concentrations

The Company's revenue for the year ended March 31, 2007 consisted mainly of services performed for a single client. If this client were to discontinue the use of the Company's services, the Company could be severely impacted.

NOTE G Prior Period Adjustment

During the year, the Company determined that it had failed to fully accrue for back taxes due to the State of California. Accordingly, the Company booked a $12,550 adjustment to accumulated deficit for the back taxes due. The Company became current with the State of California during the year.

SUPPORTING SCHEDULES

Our audit has been made primarily for the purpose of expressing an opinion on the basic financial statements, taken as a whole. The following supporting schedules, although not considered necessary for a fair presentation of the financial condition, changes in stockholder's equity, and income in conformity with U. S. generally accepted accounting principles, are presented for supplementary analysis purposes, and have been subjected to the audit procedures applied in the audit of the basic financial statements. The following schedules and statements pertain to the Company's reporting responsibilities to the Securities and Exchange Commission [SEC] and the National Association of Securities Dealers [NASD].

Jackson, Kohle & Co.
[fka SoCal Securities]
Computation of Net Capital
March 31, 2007

Total Stockholder's equity from statement of financial condition	7,223
Stockholder's equity not allowable for net capital	0
Add : Subordinated liabilities	0
Total net capital and allowable subordinated liabilities	7,223
Less: Non-allowable assets	(2,430)
Net capital before haircuts on securities	4,793
Less: Haircuts on securities	0
Net Capital	4,793

See auditors' report on supplementary information

Jackson, Kohle & Co.
[fka SoCal Securities]
Report of Reconciliation with Focus Filing
For the Year Ended March 31, 2007

Reconciliation of Assets and Liabilities

Total assets per audited statements	8,947
Change in Assets	-
Total assets per FOCUS report for the year Ended March 31, 2007	8,947
Total liabilities and stockholder's equity per audited statements	8,947
Change in liabilities	1,724
Prior period restatement	(12,550)
Difference in net income for year	10,826
Total liabilities and stockholder's equity per FOCUS report for the year Ended March 31, 2007	8,947

Reconciliation of Net Capital

Computation of net capital per audited statements	4,793
Audit disclosed differences in assets and liabilities	1,724
Net capital per FOCUS report for the year Ended March 31, 2007	6,517

See auditors' report on supplementary information

*Mantyla*MCREYNOLDS LLC

The CPA. Never Underestimate The Value.™

AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors and Stockholder
SoCal Securities
Dana Point, California

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Jackson, Kohle & Co [fka SoCal Securities] (the Company), for the year ended March 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we consinsidered relevant to the objectives stated in rule 17a-5(g) in making the perio computations of aggregagate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) a for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mantyla McReynolds, LLC



May 29, 2007
Salt Lake City, Utah

END

5872 South 900 East, Suite 250•Salt Lake City, Utah 84121•(801) 269-1818•Fax (801) 266-3481